UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                          Sphere Drake Holdings Limited
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                                (Name of Issuer)


                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G8345M 10 1
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                                 (CUSIP Number)


                                 Lester Pollack
                       c/o Centre Partners Management LLC
                        30 Rockefeller Plaza, Suite 5050
                            New York, New York 10020
                                 (212) 332-5800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]


Check the following box if a fee is being paid with the statement .[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP NO.  G8345M 10 1                         PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                              Centre Capital Investors L.P.
                              I.D. No. 13-3365144

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                               (b)   [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          [ ]


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -----------------------------------------------------------
 OWNED BY                            8    SHARED VOTING POWER
   EACH                                          2,505,296
 REPORTING           -----------------------------------------------------------
  PERSON                             9    SOLE DISPOSITIVE POWER
   WITH
                     -----------------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                                 2,505,296
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,505,296
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                                       PN
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
                                 SCHEDULE 13D

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CUSIP NO.  G8345M 10 1                         PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Centre Partners L.P.
                              I.D. No. 13-3365144

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                               (b)   [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          [ ]


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF                           7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY                           8    SHARED VOTING POWER
   EACH                                          2,505,296
 REPORTING           -----------------------------------------------------------
  PERSON                             9    SOLE DISPOSITIVE POWER
   WITH
                     -----------------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                                 2,505,296
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,505,296
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  G8345M 10 1                         PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Park Road Corporation

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                               (b)   [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF                            7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -----------------------------------------------------------
 OWNED BY                             8    SHARED VOTING POWER
   EACH                                            2,505,296
 REPORTING           -----------------------------------------------------------
  PERSON                              9    SOLE DISPOSITIVE POWER
   WITH
                     -----------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                   2,505,296

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,505,296
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                                       CO
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
                                 SCHEDULE 13D

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CUSIP NO.  G8345M 10 1                         PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Lester Pollack

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                               (b)   [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF                            7    SOLE VOTING POWER
  SHARES
BENEFICIALLY         -----------------------------------------------------------
 OWNED BY                             8    SHARED VOTING POWER
   EACH                                            2,505,296
 REPORTING           -----------------------------------------------------------
  PERSON                              9    SOLE DISPOSITIVE POWER
   WITH
                     -----------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                   2,505,296

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,505,296
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER
              -------------------

               This statement relates to the Common Shares, par value $.01 per share (the "Common Stock"), of Sphere Drake Holdings Limited (the "Issuer"), a corporation organized under the laws of Bermuda with its principal executive offices at Hurst Holme, Trolt Road, Hamilton, HM11, Bermuda.



ITEM 2.       IDENTITY AND BACKGROUND
              -----------------------

              (a)  Centre Capital Investors L.P.
                   Centre Partners L.P.
                   Park Road Corporation
                   Lester Pollack


              (b) c/o Centre Partners L.P., One Rockefeller Plaza, Suite 1025, New York, New York 10020.


              (c) Centre Capital Investors L.P. is engaged principally in the business of investing and managing its investments. Centre Partners L.P. is the Managing General Partner of Centre Capital Investors L.P. and Park Road Corporation is the Managing General Partner of Centre Partners L.P. Lester Pollack may be deemed to control Park Road Corporation. Mr. Pollack has been a director of the Issuer since March 1993. He was Chairman of its predecessors from December 30, 1987 to July 6, 1993. Mr. Pollack has been Managing Director of Lazard Freres & Company LLC and the Chief Executive Officer of Centre Partners L.P. since June 1986 and Senior Managing Director of Corporate Advisors L.P. and Managing Director of Centre Partners Management LLC since June 1988 and December 1993, respectively.

              (d)-(e) During the past five years, none of Centre Capital Investors L.P., Centre Partners L.P., Park Road Corporation or Lester Pollack (collectively, the "Investors") or any person named in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been involved in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

              (f)  Centre Capital Investors L.P. (Delaware)
                   Centre Partners L.P. (Delaware)
                   Park Road Corporation (Delaware)
                   Lester Pollack (USA)


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
               -------------------------------------------------

              The Investors acquired all 2,677,783 shares of Common Stock owned by them using working capital funds.


ITEM 4.        PURPOSE OF TRANSACTION
               ----------------------

              The Investors acquired the shares of Common Stock for investment purposes, and have previously reported ownership on Schedule 13G. Pursuant to an Agreement and Plan of Merger between Fairfax Financial Holdings Limited, Summerfield Limited and Sphere Drake Holdings Limited, dated as of June 23, 1997 (the "Merger Agreement"), the Issuer has agreed to be acquired by Summerfield Limited (the "Merger").

              As part of the Merger Agreement negotiations, Fairfax Financial Holdings Limited and Summerfield Limited indicated to Sphere Drake Holdings Limited that, as a condition and inducement to Fairfax Financial Holdings Limited's and Summerfield Limited's entering into the Merger Agreement and incurring the obligations set forth therein, Fairfax Financial Holdings Limited and Summerfield Limited would require Centre Capital Investors L.P. and two other shareholders (the "Other Investors") each to enter into a Stock Option and Voting Agreement, dated June 23, 1997 (each an "Option Agreement"), pursuant to which, among other things, each of Centre Capital Investors L.P. and the Other Investors has independently agreed (i) to vote the shares of Common Stock owned by it in favor of the

Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein. The Investors and Other Investors collectively own approximately 39.8% of the outstanding Common Stock of the Issuer.

              Other than as set forth above, none of the Investors has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

              (a) The Investors own 2,505,296 shares of Common Stock of the Issuer, which constitute approximately 13.6% of the outstanding shares of Common Stock of the Issuer (based upon the number of shares of Common Stock outstanding as of May 7, 1997, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997). These shares are owned beneficially and of record by Centre Capital Investors L.P. Centre Partners L.P. is the Managing General Partner of Centre Capital Investors L.P. and Park Road Corporation is the Managing General Partner of Centre Partners L.P. Lester Pollack may be deemed to control Park Road Corporation. Mr. Pollack disclaims beneficial ownership of any of the shares reported herein except to the extent of his economic interest therein.

              (b) The Investors possess shared power to direct the vote and disposition of all 2,505,296 shares of Common Stock of the Issuer owned by them.

              (c) No transaction in the Common Shares of the Issuer was effected during the past sixty days by the Investors.

              (d) Not applicable.

              (e)Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               -------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER
               -----------------------------------

              As noted in response to Item 4, in connection with the Merger Agreement, Centre Capital Investors L.P. entered into the Option Agreement. Pursuant to the terms of the Option Agreement, Centre Capital Investors L.P. has agreed (i) to vote the shares of Common Stock owned by it in favor of the Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS
              --------------------------------

              1. Option Agreement dated June 23, 1997.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 1997.


                                         CENTRE PARTNERS L.P. on behalf of
                                         itself and as General Partner of
                                         Centre Capital Investors L.P.

                                         By    /s/ Lester Pollack
                                               ----------------------------
                                               Lester Pollack


                                         PARK ROAD CORPORATION

                                         By    /s/ Lester Pollack
                                               -----------------------------
                                               Lester Pollack,
                                               President


                                         By    /s/ Lester Pollack
                                               -----------------------------
                                               Lester Pollack

                                                                 Schedule I

                OFFICERS AND DIRECTORS OF PARK ROAD CORPORATION


Officers
--------

Lester Pollack - President, Chief Executive Officer and Treasurer
Geri Pollack - Vice President
Bruce G. Pollack - Vice President and Secretary


Directors
---------

Lester Pollack
Geri Pollack


              The business address of each of the above persons is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, Suite 5050, New York, New York 10020. During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the above persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              All of the above persons are United States citizens.






NYFS08...:\62\34462\0003\1751\SCH5217M.29E

                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

     1 Stock Option and Voting Agreement between Centre Capital Investors L.P. and Fairfax Financial Holdings Limited, dated as of June 23, 1997.